UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No.__)*
Strategic Hotels & Resorts, Inc.
(Name of Issuer)

Common Stock (par value $0.01 per share)
(Title of Class of Securities)

86272T106
(CUSIP Number)

June 24, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272T106

1.	Names of Reporting Persons. Government of Singapore Investment Corporation Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,798,846
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,798,846
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,798,846
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.8%**
12.	Type of Reporting Person (See Instructions) CO

** Percentage is based on 174,798,667 shares of common stock outstanding as of May 4, 2011, as reported in the issuer’s report on Form 10-Q relating to the quarterly period ended March 31, 2011 and filed with the Securities and Exchange Commission on May 5, 2011.

CUSIP No. 86272T106

1.	Names of Reporting Persons. GIC Real Estate Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,798,846
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,798,846
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,798,846
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.8%**
12.	Type of Reporting Person (See Instructions) CO

** Percentage is based on 174,798,667 shares of common stock outstanding as of May 4, 2011, as reported in the issuer’s report on Form 10-Q relating to the quarterly period ended March 31, 2011 and filed with the Securities and Exchange Commission on May 5, 2011.

CUSIP No. 86272T106

1.	Names of Reporting Persons. GIC Real Estate Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,798,846
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,798,846
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,798,846
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.8%**
12.	Type of Reporting Person (See Instructions) CO

** Percentage is based on 174,798,667 shares of common stock outstanding as of May 4, 2011, as reported in the issuer’s report on Form 10-Q relating to the quarterly period ended March 31, 2011 and filed with the Securities and Exchange Commission on May 5, 2011.

Item 1.

	(a)	Name of Issuer:

Strategic Hotels & Resorts, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

200 West Madison Street, Suite 1700
Chicago, IL 60606

Item 2.

	(a)	Name of Person Filing:

(i) Government of Singapore Investment Corporation Pte Ltd
(ii) GIC Real Estate Pte Ltd
(iii) GIC Real Estate, Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

(i) 168 Robinson Road
#37-01 Capital Tower
Singapore 068912

(ii) c/o Government of Singapore Investment Corporation Pte Ltd
168 Robinson Road
#37-01 Capital Tower
Singapore 068912

(iii) One Bush Street, Suite 1100
San Francisco, California 94104

	(c)	Citizenship:

(i) Singapore

(ii) Singapore

(iii) Delaware corporation

	(d)	Title of Class of Securities:

Common Stock (par value $0.01 per share)

(e)	CUSIP Number:

86272T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

                 The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	No. of Securities Beneficially	Power to Vote		Power to Dispose
Person	Owned	Sole	Shared**	Sole	Shared**
Government of Singapore Investment Corporation Pte Ltd	10,798,846	0	10,798,846	0	10,798,846
GIC Real Estate Pte Ltd	10,798,846	0	10,798,846	0	10,798,846
GIC Real Estate, Inc.	10,798,846	0	10,798,846	0	10,798,846
Total (all Reporting Persons)	10,798,846	0	10,798,846	0	10,798,846

** The shares are held directly by DND Hotel Holdings LLC, a Delaware limited liability company (“DND”).  GIC Real Estate, Inc., a Delaware corporation (“GIC RE Inc.”), which manages DND, has the power to vote and dispose of the shares reported herein.  GIC RE Inc. shares such powers with GIC Real Estate Pte Ltd (“GIC RE Pte Ltd”) and Government of Singapore Investment Corporation Pte Ltd (“GIC Pte Ltd”).  Each of DND, GIC RE Inc., GIC RE Pte Ltd and GIC Pte Ltd disclaims membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 27, 2011

Government of Singapore Investment Corporation Pte Ltd

By:	/s/ Jessica Lua
	Name:	Jessica Lua
	Title:	Senior Vice President

By:	/s/ Lim Eng Kok
	Name:	Lim Eng Kok
	Title:	Vice President

GIC Real Estate Pte Ltd

By:	/s/ Seek Ngee Huat
	Name:	Dr. Seek Ngee Huat
	Title:	Managing Director

GIC Real Estate, Inc.

By:	/s/ Peter Stanford
	Name:	Peter Stanford
	Title:	Senior Vice President